TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E. - SUITE 5200

ATLANTA, GEORGIA 30308-2216

www.troutmansanders.com

TELEPHONE: 404-885-3000

FACSIMILE: 404-885-3900

Patrick W. Macken	Direct Dial: 404-885-3136
patrick.macken@troutmansanders.com	Direct Fax: 404-962-6742

November 20, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Daniel F. Duchovny

Special Counsel

Michael Pressman

Special Counsel

Re:	Georgia Trust Bancshares, Inc.

Amended Schedule 13E-3, Filed November 17, 2006

File No. 005-82133

Dear Messrs. Duchovny and Pressman:

The following are the responses of Georgia Trust Bancshares, Inc. to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) on Georgia Trust Bancshares’ Amended Schedule 13E-3, filed on November 17, 2006, as such comments were transmitted to Georgia Trust Bancshares in a letter from the Staff dated November 17, 2006. We are submitting this letter on behalf of Georgia Trust Bancshares and the other filing persons set forth on the cover page of the Schedule 13E-3, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to Georgia Trust Bancshares, Inc.. For your convenience, we have restated and responded to each of the Staff’s comments below.

Schedule 13E-3

General

1.	We note the “reasoned” form of opinion you have submitted in response to comment 1. Please provide an unqualified, non-reasoned opinion that your common stock and your newly authorized preferred stock are separate classes of securities under Georgia law. Alternatively, provide us your analysis of how this reclassification will cause your

ATLANTA • HONG KONG • LONDON • NEWARK • NEW YORK • NORFOLK • RALEIGH

RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

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United States Securities and Exchange Commission

November 20, 2006

common stock, subject to section 15(d) of the Exchange Act, to be held of record by less that 300 persons. Refer to Rule 13e-3(a)(3)(ii)(A).

In response to the Staff’s comment, we have filed with the Commission as correspondence a non-qualified, non-reasoned opinion that the common stock and the Series A Preferred Stock will be separate classes of securities under Georgia law.

* * * * *

In connection with the above response to the Commission’s comments, the Company and each of the filing persons listed on the cover page to the Schedule 13E-3, as amended, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3136.

Very truly yours,

/s/ Patrick W. Macken
Patrick W. Macken

cc:	Michael Allen, President and Chief Executive Officer

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E.—SUITE 5200

ATLANTA, GEORGIA 30308-2216

www.troutmansanders.com

TELEPHONE: 404-885-3000

FACSIMILE: 404-885-3900

November 20, 2006

Georgia Trust Bancshares

3570 Financial Center Way, #2

Buford, Georgia 30519

Re:	Schedule 13E-3 Transaction (Georgia Trust Bancshares)

Ladies and Gentlemen:

We have acted as counsel to Georgia Trust Bancshares, a Georgia corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, related to a proposed amendment to the Company’s Articles of Incorporation which provides for the reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), $1.00 par value, to shares of the Company’s proposed new class of Series A Preferred Stock (the “Series A Preferred Stock”), no par value, and is designed to reduce the number of shareholders of record of the Company’s Common Stock below 300.

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under Georgia law. We have reviewed: (a) the Company’s Articles of Incorporation dated as of May 20, 2004, as filed with the Georgia Secretary of State, (b) the Company’s Bylaws dated as of May 20, 2004, (c) the Company’s revised preliminary proxy statement filed on November 17, 2006 as Exhibit (a)(3)(i) to the Company’s Amendment No. 1 Schedule 13E-3 (the “Proxy Statement”) and (d) the designations of the relative rights preferences and other terms of the Series A Preferred Stock Preferred Stock as set forth in Attachment I to the Proxy Statement (the “Designations”). We have also reviewed originals or copies of such other corporate records, agreements, certificates, authorizations and other documents, instruments and records as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed. As to all matters of fact, we have relied on the certificates of the officers of the Company.

In such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of documents submitted to us as copies, and the legal competence and capacity of each individual executing any document.

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CORPORATE CODE ANALYSIS

Under Code Section 14-2-601(a) of the Georgia Business Corporation Code (the “Corporation Code”), a Georgia corporation’s articles of incorporation must:

“prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.”

Section 14-2-602(a) of the Corporation Code provides that if a corporation’s articles of incorporation so provide:

“the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class, and designate the number of shares within that series, before the issuance of any shares of that series.”

Article III of the Company’s Articles of Incorporation authorizes 20,000,000 shares of capital stock, “which shall be divided into classes” as follows: 10,000,000 shares of common stock, par value $1.00 per share; and 10,000,000 shares of preferred stock, no par value per share (the “Preferred Stock”). Article III of the Company’s Articles of Incorporation also provides that any part or all of the shares of Preferred Stock may be established and designated from time to time by the board of directors by filing an amendment to the Company’s Articles of Incorporation, which is effective without shareholder action.

In connection with the Reclassification, the board of directors has authorized the

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Company to file the Designations as an amendment to the Company’s Articles of Incorporation in order to establish and designate 1,000,000 shares of the Company’s authorized Preferred Stock as the Series A Preferred Stock with the relative rights and preferences and other terms as described in the Designations. Section 14-2-601(c) of the Corporation Code requires that the Company’s Articles of Incorporation must authorize:

“(1) One or more classes of shares that together have unlimited voting rights; and

 (2) One or more classes of shares (which may be the same classes or classed as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.”

Under Section 14-2-721 of the Corporation Code unless otherwise provided by a corporation’s articles of incorporation, each share of stock is entitled to one vote per share on each matter voted on at a shareholders’ meeting. Accordingly, since the Company’s Articles of Incorporation do not provide otherwise, the outstanding shares of Common Stock have one vote per share and thus have unlimited voting rights. In addition, under the Company’ Articles of Incorporation and the Designations, the holders of the Common Stock are entitled to receive the net assets of the Company after the payment of the liquidation preference to Series A Preferred Stock (as described in more detail below) upon dissolution. Therefore, the Company’s Common Stock satisfies the requirements set forth in Section 14-2-601(c) of the Corporate Code because the holders of Common Stock have unlimited voting rights and are entitled to receive the net assets of the Company upon dissolution.

Section 14-2-601(d) provides that a corporation’s articles of incorporation may authorize one or more classes or series of stock that:

“(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;

 (2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation:

(A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;

(B) For cash, indebtedness, securities, or other property; or

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(C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or event:

(3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and

(4) Have preference over any other class or series within a class of share with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

The comments to Section 14-2-601 of the Corporation Code indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 14-2-601(f) provides that the foregoing list is not exhaustive. The proposed Series A Preferred Stock includes several of these features, which distinguishes it from the Common Stock. These distinguishing features of the Series A Preferred Stock and Common Stock are described below:

VOTING RIGHTS

Under Section 3 of the Designations, except as provided by law, the holders of the Series A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a Change in Control as defined in the Designations. Such limited voting rights contrast with the unlimited voting rights afforded to the holders of the Common Stock. For example, holders of Common Stock have (and holders of Preferred Stock do not have) the right to vote on (a) the election of directors of the Company; (b) a proposal to dissolve the corporation; and (c) all charter amendments. The “except as provided by law” clause refers to the provisions of the Corporation Code that permit a class of shares that is designated to be nonvoting to vote on (i) as a separate voting group, amendments to a corporation’s articles of incorporation that would adversely affect such class; (ii) a plan of merger if the plan contains a provision, that, if contained in a proposed amendment to the articles of incorporation, would require the approval of the affected class of shares; and (iii) share exchanges that include such class of shares. See Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code.

CONVERTIBILITY

Under Section 6 of the Designations, shares of the Series A Preferred Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Series A Preferred Stock, immediately prior to the closing of any Change of

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Control (as defined in the Designations) of the Company. The Common Stock is not subject to any convertibility feature.

DIVIDEND RIGHTS

Under Section 4 of the Designations, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of dividends and shall be entitled to receive dividends in an amount equal to that declared to be paid to the holders of the Common Stock prior to the payment of any dividends to the holders of shares of Common Stock.

Neither the shares of Series A Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

LIQUIDATION PREFERENCE

Under Section 5 of the Designations, holders of the Series A Preferred Stock shall be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, in the sum of $10.00 per share. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

While Section 14-2-601 of the Corporation Code does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described above, the Common Stock and Series A Preferred Stock do have substantially different voting, dividend and liquidation rights.

Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation “prescribe a distinguishing designation for each class.” Accordingly, under the Corporation Code, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock” or “Series A Preferred Stock.” Moreover, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics.

With respect to the convertibility of the Series A Preferred Stock, Section 14-2-601(d)(2) specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code

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provides:

“A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled.”

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted or, stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the Corporate Code until such time as they are converted.

Moreover, the right to convert the Series A Preferred Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, which the holders of the Series A Preferred Stock will be unable to unilaterally cause to occur. Since the holders of the Series A Preferred Stock will hold approximately ten percent (10%) of the voting rights with respect to a Change in Control proposal, no one holder of Series A Preferred Stock nor the holders of the Series A Preferred Stock voting as a group could cause a Change in Control and the resulting conversion to occur. In light of the limited application of the conversion rights of the Series A Preferred Stock, holders the Series A Preferred Stock will not enjoy substantially similar rights and privileges that the holders of Common Stock enjoy.

Based upon the foregoing, the Common Stock and the Series A Preferred Stock will represent separate classes of stock under the Corporate Code because the Company’s Articles of Incorporation prescribe that the Company’s capital stock shall be divided into two classes, common and preferred stock and the Corporation Code specifically permits corporations to authorize different classes of stock. Moreover, the rights and privileges of the holders of the Series A Preferred Stock are substantially different from the rights and privileges of the holders of the Common Stock.

SECURITIES CODE ANALYSIS

Section 10-5-2(a)(27) of the Georgia Securities Act of 1973 (the “Securities Code”) provides a definition of the term “securities of the same class” as used under the Securities Code. Under Section 10-5-2(a)(27)(A), “securities of the same class” means:

“All common stock of an issuer, regardless of varying series or designations, and all securities convertible into common stock or conferring the right to acquire common stock.”

Since the introductory language in Section 10-5-2(a) of the Securities Code states that

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these definitions apply only “as used in this Chapter,” this definition is limited to the Securities Code and has no application under the Corporate Code. We note, however, that the Series A Preferred Stock and Common Stock could be considered “securities of the same class” under two limited provisions of the Securities Code, which are described below.1

First, Section 10-5-6(e) of the Securities Code provides that in connection with the registration of securities for sale in Georgia, where the issuer has not had any substantial gross revenue or net income for the past three years, the Georgia securities commissioner may require as a condition to the registration that “securities of the class” issued to an executive officer, director, general partner or affiliate of the issuer at a price below the offering price or for a consideration other than cash be deposited into an escrow account.

Second, Section 10-5-12(a)(4)(A) of the Securities Code provides that in connection with the sale of any securities registered under the Securities Code, it shall be unlawful for any person:

“to make any representation concerning any future sale of securities of the same class by the issuer at a price higher than the current offering price.”

Since it is exempt from registration under federal securities law by Section 3(a)(9) of the Securities Act of 1933, the Series A Preferred Stock to be issued in the Reclassification is a covered security under Section 18(b)(4)(C) of the Securities Act of 1933. As a result under Section 18(a)(1)(A) of the Securities Act of 1933, the federal law preempts Georgia law, and registration is not required for the issuance of the Series A Preferred Stock in the Reclassification. In addition, the issuance of the Series A Preferred Stock in connection with the Reclassification is exempt from registration under the Securities Code pursuant to Section 10-5-9(12). Since the Series A Preferred Stock is exempt from registration under the Securities Code, Section 10-5-6(e) and Section 10-5-12(a)(4)(A) are not applicable to the Reclassification.

If we assume, however, that the shares of Series A Preferred Stock to be issued in the Reclassification were registered under the Securities Code and therefore Sections 10-5-6(e) and 10-5-12(a)(4)(A) did apply, on their face, to the issuance of the Series A Preferred Stock in the Reclassification, then the Series A Preferred Stock and the Common Stock could be deemed “securities of the same class” only for the limited purposes of (1) the escrow conditions which

[1]

The actual application of this definition to the Series A Preferred Stock and Common Stock would, however, depend on whether “securities convertible into common stock” as used in the definition includes securities, such as the Series A Preferred Stock, that are not convertible at the option of the holder. It is not clear that the definition under Section 10-5-2(a)(27)(A) would ever apply to the Series A Preferred Stock and the Common Stock, since the Series A Preferred Stock is not generally convertible to Common Stock at the option of the holder, but rather is convertible only upon a limited corporate event (i.e., a Change in Control) which the holders of the Series A Preferred Stock will not be able to unilaterally cause to occur. We have not addressed this question in our analysis, as it was not necessary in order for us to render our opinion.

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the Georgia securities commission may impose on offerings by issuers that have not had any substantial revenues or net income during the past three years and (2) the restrictions on representation regarding the future sales of securities at a price higher than the current offering price. Neither the escrow conditions nor the restriction on representations regarding future offering prices are applicable to the Reclassification. Accordingly, the term “securities of the same class” as used in the Securities Code is not germane to whether the Series A Preferred Stock and Common Stock are separate classes of securities under Georgia law as it applies to the Reclassification.

OPINION

Based on an analysis of the relevant provisions of Georgia law and subject to the other assumptions, qualifications and limitations set forth in this letter, it is our opinion that, upon the filing with the Georgia Secretary of State of an amendment to the Company’s Articles of Incorporation setting forth the Designations, the Common Stock and Series A Preferred Stock will represent separate classes of stock of the Company under Georgia law.

Our opinion does not address whether the Common Stock and Preferred Stock would be treated as a single class of stock for purposes of Sections 10-5-6(e) and 10-5-12(a)(4)(A) of the Securities Code, as those provisions are not applicable to the Reclassification.

The opinion expressed in this letter represents the judgment of this law firm as to certain legal matters. Our opinion is not a guarantee or warranty and should not be construed as such. Our legal advice is rendered as of the date hereof, and we do not undertake to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in facts or laws which may hereafter occur. The opinions set forth herein are rendered as of the date hereof, and we make no undertaking and expressly disclaim any duty to supplement or update any such opinion if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.

We express no opinion as to matters under or involving the laws of any jurisdiction other than the corporate and securities laws of the State of Georgia. In addition, we express no opinion herein with respect to the applicability or effect of any federal securities laws or any federal or state banking or financial institutions laws, rules or regulations. This letter and the opinions set forth herein are solely for your benefit in connection with the Reclassification and may not be relied upon by you for any other purpose or by any other person or entity for any purpose

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without our prior written consent in each instance; provided, however, that you may deliver a copy of this opinion to the Securities and Exchange Commission in connection with its review of the Proxy Statement.

Yours very truly,

/s/ TROUTMAN SANDERS LLP